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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                ----------------------
                                    SCHEDULE 13E-3
                           RULE 13E-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(E) OF THE
                           SECURITIES EXCHANGE ACT OF 1934)
                                ---------------------

                               DAVCO RESTAURANTS, INC.
                                 (NAME OF THE ISSUER)

                               DAVCO RESTAURANTS, INC.
                            DAVCO ACQUISITION HOLDING INC.
                                DAVCO MERGER SUB INC.
                                  RONALD D. KIRSTIEN
                                   HARVEY ROTHSTEIN
                            CITICORP VENTURE CAPITAL, LTD.
                         (NAME OF PERSON(S) FILING STATEMENT)

                       COMMON STOCK, PAR VALUE $.001 PER SHARE
                            (TITLE OF CLASS OF SECURITIES)

                                     238 330 10 4
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

    G. DANIEL O'DONNELL, ESQ.                   JOSHUA N. KORFF, ESQ.
     DECHERT PRICE & RHOADS                       KIRKLAND & ELLIS
      BELL ATLANTIC TOWER                         CITICORP CENTER
       1717 ARCH STREET                         153 EAST 53RD STREET
  PHILADELPHIA, PENNSYLVANIA  19103            NEW YORK, NEW YORK 10022
        (215) 994-4000                             (212) 446-4800

         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                 --------------------

       This statement is filed in connection with (check the appropriate box):
a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c.  / /  A tender offer.
d.  / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                              CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                        AMOUNT OF FILING FEE(2)
$119,143,300                                    $23,829
--------------------------------------------------------------------------------
(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $20.00 per share of Common Stock, of 5,957,165 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding on a fully diluted basis (assuming the exercise of options and warrants to acquire shares of Common Stock and excluding shares of Common Stock owned by DavCo Acquisition Holding Inc.). The above calculation is based on the most recent publicly available data for the Issuer.
(2) The amount of the filing fee equals 1/50th of 1% of the transaction value.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing

AMOUNT PREVIOUSLY PAID:  $23,829          FILING PARTY:  DAVCO RESTAURANTS, INC.
                      ----------                        -----------------------

FORM OR REGISTRATION NO.:PRELIMINARY PROXY STATEMENT
                        ----------------------------
                                                DATE FILED:  NOVEMBER 19, 1997
                                                             -----------------
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                                     INTRODUCTION

         This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") on behalf of DavCo Restaurants, Inc., a Delaware corporation (the "Company"), DavCo Acquisition Holding Inc., a Delaware corporation ("DAC"), DavCo Merger Sub Inc., a Delaware corporation ("DAC SUB"), Ronald D. Kirstien, Harvey Rothstein and Citicorp Venture Capital, Ltd., with respect to a proposed merger pursuant to which DAC SUB will be merged with and into the Company (the "Merger") and the Company, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of DAC. Mr. Kirstien is the President, Chief Executive Officer and Chairman of the Board of the Company, and is the President and a director of DAC and DAC SUB. Mr. Rothstein is the Executive Vice President and a director of the Company, and is Vice President, Secretary and a director of DAC and DAC SUB.

         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required by Schedule 13E-3 in the preliminary Proxy Statement of the Company attached hereto as Exhibit (d)(3) and filed with the Commission concurrently herewith. The information set forth in the preliminary Proxy Statement, including all annexes, schedules and exhibits thereto, is hereby expressly incorporated by reference as set forth in the following cross-reference sheet and in the responses to each item of this Schedule 13E-3, and such responses are qualified in their entirety by the provisions of the preliminary Proxy Statement. The cross-reference sheet indicates the caption in the preliminary Proxy Statement under which the responses are incorporated herein by reference. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the preliminary Proxy Statement, it is so indicated in the cross-reference sheet.

                                CROSS REFERENCE SHEET

                 Pursuant to General Instruction F to Schedule 13E-3

                                       ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM                       PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                    INCORPORATED HEREIN BY REFERENCE
   ------------------                  -------------------------------------

1.  Issuer and Class of Security
    Subject to the Transaction

    (a)............................    Outside  Front Cover Page;
                                       "INTRODUCTION."

    (b)............................    Outside Front Cover Page;
                                       "SUMMARY--Record Date; Shares Entitled
                                       to Vote; Quorum;" "INTRODUCTION--Voting
                                       at the Special Meeting."

    (c)............................    "SUMMARY--Market Information;" "MARKET
                                       PRICES AND DIVIDENDS ON THE SHARES."

    (d)............................    "MARKET PRICES AND DIVIDENDS ON THE
                                       SHARES."

    (e)............................    Not applicable.

    (f)............................    "SECURITY OWNERSHIP OF THE COMPANY;"
                                       Schedule I to the Proxy Statement.

2.  Identity and Background
    (a)-(d)........................    "CERTAIN INFORMATION CONCERNING DAC, DAC
                                       SUB AND AFFILIATES;" "CERTAIN
                                       INFORMATION REGARDING THE DIRECTORS AND
                                       EXECUTIVE OFFICERS OF THE COMPANY."

    (e)-(f)........................    None.

    (g)............................    "CERTAIN INFORMATION REGARDING THE
                                       DIRECTORS AND EXECUTIVE OFFICERS OF THE
                                       COMPANY."
3.  Past Contacts, Transactions or
    Negotiations
    (a)(1).........................    "SUMMARY--The Merger;" "SPECIAL
                                       FACTORS--Interests of Certain Persons in the Merger;" "THE
                                       MERGER--Indemnification of Directors and
                                       Officers;" "CERTAIN INFORMATION
                                       CONCERNING DAC, DAC SUB AND AFFILIATES."

    (a)(2).........................    "SUMMARY--The Merger;" "--Background of
                                       the Merger; Fairness of the Merger;"
                                       "--Interests of

                                       ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM                       PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                    INCORPORATED HEREIN BY REFERENCE
   ------------------                  -------------------------------------

                                       Certain Persons in the Merger;"
                                       "--Conditions to Consummation of the
                                       Merger;" "--Expenses;""--Financing of
                                       the Merger;" "SPECIAL
                                       FACTORS--Background of the Merger;"
                                       "--Past Contacts with Wendy's;"
                                       "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Purpose
                                       of the Merger;" "--Interests of Certain
                                       Persons in the Merger;" "--Certain
                                       Effects of the Merger;" "THE MERGER;"
                                       "FINANCING OF THE MERGER."

    (b)............................    "SUMMARY--The Merger;" "--Background of
                                       the Merger; Fairness of the Merger;"
                                       "--Interests of Certain Persons in the
                                       Merger;" "--Conditions to Consummation
                                       of the Merger;" "--Expenses;"
                                       "--Financing of the Merger;" "SPECIAL
                                       FACTORS--Background of the Merger;"
                                       "--Past Contacts with Wendy's;"
                                       "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Purpose
                                       of the Merger;" "--Interests of Certain
                                       Persons in the Merger;" "--Certain
                                       Effects of the Merger;" "THE MERGER;"
                                       "FINANCING OF THE MERGER."
4.  Terms of the Transaction
    (a)............................    "SUMMARY;" "INTRODUCTION;" "SPECIAL
                                       FACTORS--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Purpose
                                       of the Merger;" "--Interests of Certain
                                       Persons in the Merger;" "--Certain
                                       Effects of the Merger;" "--Risk that the Merger Will Not be Consummated;"
                                       "--Certain Risks in the Event of
                                       Bankruptcy;" "THE MERGER;" "FINANCING OF
                                       THE MERGER;" "APPRAISAL RIGHTS."

    (b)............................    "SUMMARY;" "INTRODUCTION;" "SPECIAL
                                       FACTORS--Purpose of the Merger;"
                                       "--Interests of Certain Persons in the
                                       Merger;" "--Certain Effects of the
                                       Merger;" "THE MERGER;" "CERTAIN FEDERAL
                                       INCOME TAX CONSEQUENCES."
5.  Plans or Proposals of the Issuer
    or Affiliate
    (a)-(b)........................    "SPECIAL FACTORS--Background of the
                                       Merger;" "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Certain

                                       ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM                       PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                    INCORPORATED HEREIN BY REFERENCE
   ------------------                  -------------------------------------

                                       Effects of the Merger;" "--Plans for the Company After the Merger;" "FINANCING OF THE MERGER;" "BUSINESS OF THE
                                       COMPANY--Recent Developments."

    (c)............................    "SUMMARY--Interests of Certain Persons
                                       in the Merger;" "SPECIAL
                                       FACTORS--Interests of Certain Persons in the Merger;" "--Certain Effects of the Merger;" "THE MERGER--Effective Time of the Merger;" "CERTAIN INFORMATION
                                       CONCERNING DAC, DAC SUB AND AFFILIATES;"
                                       "CERTAIN INFORMATION REGARDING THE
                                       DIRECTORS AND EXECUTIVE OFFICERS OF THE
                                       COMPANY."

    (d)-(e)........................    "SUMMARY--Interests of Certain Persons
                                       in the Merger;" "--Expenses;"
                                       "--Financing of the Merger;" "SPECIAL
                                       FACTORS--Purpose of the Merger;"
                                       "--Interests of Certain Persons in the
                                       Merger;" "--Certain Effects of the
                                       Merger;" "--Plan for the Company After
                                       the Merger;" "--Certain Risks in the
                                       Event of Bankruptcy;" "THE MERGER;"
                                       "FINANCING OF THE MERGER;" "MARKET
                                       PRICES AND DIVIDENDS ON THE SHARES;"
                                       "SECURITY OWNERSHIP OF THE COMPANY."

    (f)-(g)........................    "SPECIAL FACTORS--Certain Effects of the
                                       Merger;" "ADDITIONAL AVAILABLE
                                       INFORMATION."

6.  Source and Amounts of Funds or
    Other Considerations
    (a)............................    "SUMMARY--Financing of the Merger;"
                                       "FINANCING OF THE MERGER."

    (b)............................    "SUMMARY--Expenses;" "THE
                                       MERGER--Expenses;" "FINANCING OF THE
                                       MERGER."

    (c)............................    "SUMMARY--Financing of the Merger;"
                                       "FINANCING OF THE MERGER."

    (d)............................    Not applicable.

                                       ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM                       PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                    INCORPORATED HEREIN BY REFERENCE
   ------------------                  -------------------------------------

7.  Purpose(s), Alternatives,
    Reasons and Effects
    (a)-(c)........................    "SUMMARY;" "SPECIAL FACTORS--Background
                                       of the Merger;" "--Past Contacts with
                                       Wendy's;" "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Purpose
                                       of the Merger;" "--Interests of Certain
                                       Persons in the Merger;" "--Certain
                                       Effects of the Merger;" "CERTAIN
                                       INFORMATION CONCERNING DAC, DAC SUB AND
                                       AFFILIATES."

    (d)............................    "SUMMARY;" "INTRODUCTION--Voting at the
                                       Special Meeting;" "--Proxies;" "SPECIAL
                                       FACTORS--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Opinion
                                       of Financial Advisor;""--Purpose of the
                                       Merger;" "--Interests of Certain Persons in the Merger;" "--Certain Effects of the Merger;" "--Plans for the Company
                                       After the Merger;" "--Certain
                                       Litigation;" "THE MERGER;" "FINANCING OF
                                       THE MERGER;" "CERTAIN FEDERAL INCOME TAX
                                       CONSEQUENCES;" "APPRAISAL RIGHTS;"
                                       "CERTAIN INFORMATION CONCERNING DAC, DAC
                                       SUB AND AFFILIATES."

8.  Fairness of the Transaction
    (a)-(b)........................    "SUMMARY--Recommendation of the Board of
                                       Directors;" "--Background of the Merger;
                                       Fairness of the Merger;" "--Opinion of
                                       Financial Advisor;" "SPECIAL
                                       FACTORS--Background of the Merger;"
                                       "--Past Contacts with Wendy's;"
                                       "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Opinion
                                       of Financial Advisor;" "--Interests of
                                       Certain Persons in the Merger."

                                       ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM                       PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                    INCORPORATED HEREIN BY REFERENCE
   ------------------                  -------------------------------------

    (c)............................    "SUMMARY--Vote Required to Approve the
                                       Merger Agreement;" "--Background of the
                                       Merger; Fairness of the Merger;"
                                       "INTRODUCTION--Voting at the Special
                                       Meeting;" "--Proxies;" "SPECIAL
                                       FACTORS--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "THE
                                       MERGER--Stockholder Adoption of the
                                       Merger Agreement;" "--Conditions to
                                       Consummation of the Merger."

    (d)............................    "SPECIAL FACTORS--Fairness of the
                                       Merger; Recommendation of the Board of
                                       Directors; Position of DAC."

    (e)............................    "SUMMARY--Interests of Certain Persons
                                       in the Merger;" "SPECIAL
                                       FACTORS--Background of the Merger;"
                                       "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;"
                                       "--Interests of Certain Persons in the
                                       Merger."

    (f)............................    "SUMMARY--Background of the Merger;
                                       Fairness of the Merger;" "SPECIAL
                                       FACTORS--Background of the Merger;"
                                       "--Past Contacts with Wendy's;"
                                       "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC."

9.  Reports, Opinions, Appraisals
    and Certain Negotiations
    (a)-(c)........................    "SUMMARY--Background of the Merger;
                                       Fairness of the Merger;" "--Opinion of
                                       Financial Advisor;" "SPECIAL
                                       FACTORS--Background of the Merger;"
                                       "--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Opinion
                                       of Financial Advisor;" "ADDITIONAL
                                       AVAILABLE INFORMATION;" "Annex B to the
                                       Proxy Statement."

10. Interest in Securities of the
    Issuer
    (a)-(b)........................    "SUMMARY--Interests of Certain Persons
                                       in the Merger;" "INTRODUCTION--Voting at the Special Meeting;" "SPECIAL
                                       FACTORS--Purpose of the Merger;"
                                       "--Interests of Certain Persons in the
                                       Merger;" "CERTAIN INFORMATION CONCERNING
                                       DAC, DAC SUB AND

                                       ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM                       PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                    INCORPORATED HEREIN BY REFERENCE
   ------------------                  -------------------------------------

                                       AFFILIATES;" "CERTAIN TRANSACTIONS IN
                                       THE COMMON STOCK;" "SECURITY OWNERSHIP
                                       OF THE COMPANY."

11. Contracts, Arrangements or
    Understandings with Respect
    to the Issuer's Securities.....    "SUMMARY;" "SPECIAL FACTORS--Background
                                       of the Merger;" "--Purpose of the
                                       Merger;" "--Interests of Certain Persons in the Merger;" "--Certain Effects of the Merger;" "THE MERGER;" "FINANCING OF
                                       THE MERGER;" "CERTAIN INFORMATION
                                       CONCERNING DAC, DAC SUB AND AFFILIATES;"
                                       "SECURITY OWNERSHIP OF THE COMPANY."

12. Present Intention and
    Recommendation of Certain
    Persons with Regard to the
    Transaction
    (a)-(b)........................    "INTRODUCTION--Voting at the Special
                                       Meeting;" "--Proxies;" "SPECIAL
                                       FACTORS--Fairness of the Merger;
                                       Recommendation of the Board of
                                       Directors; Position of DAC;" "--Purpose
                                       of the Merger."

13. Other Provisions of the
    Transaction
    (a)............................    "SUMMARY--Appraisal Rights;" "APPRAISAL
                                       RIGHTS;" "Annex C to the Proxy
                                       Statement."

    (b)............................    Not applicable.

    (c)............................    Not applicable.

14. Financial Information
    (a)-(b)........................    "SELECTED HISTORICAL FINANCIAL DATA OF
                                       THE COMPANY;" "INDEX TO CONSOLIDATED
                                       FINANCIAL STATEMENTS."

15. Persons and Assets Employed,
    Retained or Utilized
    (a)............................    "SUMMARY--Interests of Certain Persons
                                       in the Merger;" "--Expenses;"
                                       "--Financing of the Merger;"
                                       "INTRODUCTION--Voting at the Special
                                       Meeting;" "--Proxies;" "SPECIAL
                                       FACTORS--Background of the Merger;"
                                       "--Opinion of Financial Advisor;"
                                       "--Interests of Certain Persons in the
                                       Merger;" "FINANCING OF THE MERGER;"
                                       "CERTAIN INFORMATION CONCERNING DAC, DAC
                                       SUB AND AFFILIATES."

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                                       ALL REFERENCES ARE TO PORTIONS OF THE
   SCHEDULE 13E-3 ITEM                       PROXY STATEMENT WHICH ARE
   NUMBER AND CAPTION                    INCORPORATED HEREIN BY REFERENCE
   ------------------                  -------------------------------------

    (b)............................    "INTRODUCTION--Voting at the Special
                                       Meeting;" "--Proxies."

16. Additional Information.........    Proxy Statement.

17. Material to be Filed as
    Exhibits
    (a) - (f)......................    Not applicable.

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Item 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information concerning the Issuer and its principal executive office set forth on the cover page to the Proxy Statement and in the section entitled "INTRODUCTION," is incorporated herein by reference.

         (b) The information concerning the shares of Common Stock, par value $.001 per share, of the Issuer (the "Shares") set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY--Record Date; Shares Entitled to Vote; Quorum" and "INTRODUCTION--Voting at the Special Meeting" is incorporated herein by reference.

         (c) The information concerning the principal market in which the Shares are traded set forth in the sections entitled "SUMMARY-- Market Information" and "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

         (d) The information set forth in the section entitled "MARKET PRICES AND DIVIDENDS ON THE SHARES" is incorporated herein by reference.

         (e)  Not applicable.

         (f) The information concerning purchases of Shares by the Company set forth in the section entitled "SECURITY OWNERSHIP OF THE COMPANY" and
Schedule I to the Proxy Statement is incorporated herein by reference.

Item 2.  IDENTITY AND BACKGROUND.

         (a), (b), (e) and (f)    The persons filing this Statement are DavCo
Restaurants, Inc. (the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), DavCo Acquisition Holding Inc., a Delaware corporation ("DAC"), DavCo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of DAC ("DAC Sub"), Ronald D. Kirstien, Harvey Rothstein and Citicorp Venture Capital, Ltd., a New York corporation ("CVC"). DAC and DAC Sub are newly formed corporations organized by Mr. Kirstien, Mr. Rothstein and CVC for the purpose of effecting the 13E-3 transaction described herein. CVC is an equity investment firm. Each of Mr. Kirstien, Mr. Rothstein, DAC and DAC Sub has an address of 1657 Crofton Boulevard, Crofton, Maryland 21114 and CVC's address is 399 Park Avenue, 14th Floor-Zone 4, New York, New York 10043. None of the Company, DAC, DAC Sub, Mr. Kirstien, Mr. Rothstein, CVC and any executive officer, director or person controlling DAC, DAC Sub or CVC (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

         (c), (d) and (g)    The information concerning DAC, DAC Sub, Mr.
Kirstien and Mr. Rothstein set forth in the sections entitled "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

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Item 3.  PAST CONTACTS, TRANSACTION OR NEGOTIATIONS.

         (a)(1) The information set forth in the sections entitled "SUMMARY--The Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger," "THE MERGER--Indemnification of Directors and Officers" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

         (a)(2) The information set forth in the sections entitled "SUMMARY--The Merger," "--Background of the Merger; Fairness of the Merger," "--Interests of Certain Persons in the Merger," "--Conditions to Consummation of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "SUMMARY--The Merger," "--Background of the Merger; Fairness of the Merger," "--Interests of Certain Persons in the Merger," "--Conditions to Consummation of the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "FINANCING OF THE MERGER" is incorporated herein by reference.

Item 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Risk that the Merger will not be Consummated," "--Certain Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE MERGER" and "APPRAISAL RIGHTS" is incorporated herein by reference.

         (b) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION," "SPECIAL FACTORS-- Purpose of the Merger," "-- Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

Item 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "FINANCING OF THE MERGER" and "BUSINESS OF THE COMPANY--Recent Developments" is incorporated herein by reference.

         (c)  The information set forth in the sections entitled
"SUMMARY--Interests of Certain Persons in the Merger," "SPECIAL
FACTORS--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER--Effective Time of the Merger," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "CERTAIN

INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

         (d)-(e) The information set forth in the sections "SUMMARY--Interests of Certain Persons in the Merger," "--Expenses," "--Financing of the Merger," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Risks in the Event of Bankruptcy," "THE MERGER," "FINANCING OF THE MERGER," "MARKET PRICES AND DIVIDENDS ON THE SHARES" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

         (f)-(g) The information set forth in the sections "SPECIAL FACTORS--Certain Effects of the Merger" and "ADDITIONAL AVAILABLE INFORMATION" is incorporated herein by reference.

Item 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)  The information set forth in the sections entitled
"SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.


         (b)  The information set forth in the sections entitled
"SUMMARY--Expenses," "THE MERGER--Expenses" and "FINANCING OF THE MERGER" is incorporated herein by reference.

         (c)  The information set forth in the sections entitled
"SUMMARY--Financing of the Merger" and "FINANCING OF THE MERGER" is incorporated herein by reference.

         (d)  Not applicable.

Item 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

         (D) The information set forth in the sections entitled "SUMMARY," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "--Plans for the Company After the Merger," "--Certain Litigation," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN FEDERAL INCOME TAX CONSEQUENCES," "APPRAISAL RIGHTS" AND "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a) - (b) The information set forth in the sections entitled "SUMMARY--Recommendation of the Board of Directors," "--Background of the Merger; Fairness of the Merger," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor" and "--Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (c)  The information set forth in the sections entitled
"SUMMARY--Vote Required to Approve the Merger Agreement," "--Background of the Merger; Fairness of the Merger," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger;
Recommendation of the Board of Directors; Position of DAC," "THE
MERGER--Stockholder Adoption of the Merger Agreement" and "--Conditions to Consummation of the Merger" is incorporated herein by reference.

         (d) The information set forth in the section entitled "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" is incorporated herein by reference.

         (e)  The information set forth in the sections entitled
"SUMMARY--Interests of Certain Persons in the Merger," "SPECIAL
FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (f)  The information set forth in the sections entitled
"SUMMARY--Background of the Merger; Fairness of the Merger," "SPECIAL FACTORS--Background of the Merger," "--Past Contacts with Wendy's" and "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" is incorporated herein by reference.

Item 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) - (c) The information set forth in the sections entitled "SUMMARY--Background of the Merger; Fairness of the Merger," "--Opinion of Financial Advisor," "SPECIAL FACTORS--Background of the Merger," "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "--Opinion of Financial Advisor" and "ADDITIONAL AVAILABLE INFORMATION" and in Annex B to the Proxy Statement is incorporated herein by reference.

Item 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The information set forth in the sections entitled "SUMMARY--Interests of Certain Persons in the Merger," "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES," "CERTAIN TRANSACTIONS IN THE COMMON STOCK" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger," "--Interests of Certain Persons in the Merger," "--Certain Effects of the Merger," "THE MERGER," "FINANCING OF THE MERGER," "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "SECURITY OWNERSHIP OF THE COMPANY" is incorporated herein by reference.

Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) - (b) The information set forth in the sections entitled "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Purpose of the Merger" is incorporated herein by reference.

Item 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a)  The information set forth in the sections entitled
"SUMMARY--Appraisal Rights" and "APPRAISAL RIGHTS" and Annex C to the Proxy Statement is incorporated herein by reference.

    (b)  Not applicable.

    (c)  Not applicable.

Item 14. FINANCIAL INFORMATION.

         (a) - (b) The information set forth in the section entitled "SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY" and the Index to Consolidated Financial Statements in the Proxy Statement is incorporated herein by reference.
Item 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)  The information set forth in the sections entitled
"SUMMARY--Interests of Certain Persons in the Merger," "--Expenses," "--Financing of the Merger," "INTRODUCTION--Voting at the Special Meeting," "--Proxies," "SPECIAL FACTORS--Background of the Merger,"
"--Opinion of Financial Advisor," "--Interests of Certain Persons in the Merger," "FINANCING OF THE MERGER" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" is incorporated herein by reference.

         (b)  The information set forth in the sections entitled
"INTRODUCTION--Voting at the Special Meeting" and "--Proxies" is incorporated herein by reference.

Item 16. ADDITIONAL INFORMATION.

         Proxy Statement.

Item 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Commitment letter dated as of October 17, 1997 from Global Alliance Finance Company, L.L.C.

         (b)(1) Opinion of Equitable Securities Corporation dated November 6, 1997.

         (b)(2) Valuation materials prepared for DavCo Restaurants, Inc. by Equitable Securities Corporation dated October 1997.

         (c)(1) Amended and Restated Agreement and Plan of Merger dated as of October 21, 1997, among the Issuer, DAC and the DAC Sub.

         (d)(1)    Preliminary copy of Letter to Stockholders.

         (d)(2)    Preliminary copy of Notice of Special Meeting of
                   Stockholders.

         (d)(3)    Preliminary Proxy Statement.

         (d)(4)    Form of Proxy.

         (d)(5) Press Release by DavCo Restaurants, Inc., dated as of October 22, 1997.

         (e) Section 262 of the General Corporation Law of the State of Delaware (included as Annex C to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

         (f)       Not applicable.

                                      SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       DAVCO RESTAURANTS, INC.

                                       By:     /S/ RONALD D. KIRSTIEN
                                          --------------------------------
                                                Ronald D. Kirstien
                                                CHIEF EXECUTIVE OFFICER
                                                  AND CHAIRMAN OF THE
                                                         BOARD
Dated:  November 19, 1997


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       DAVCO ACQUISITION HOLDING INC.

                                       By:     /S/ HARVEY ROTHSTEIN
                                          --------------------------------
                                                  Harvey Rothstein
                                                   VICE PRESIDENT
Dated:  November 19, 1997

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       DAVCO MERGER SUB INC.

                                       By:     /S/ HARVEY ROTHSTEIN
                                          --------------------------------
                                                  Harvey Rothstein
                                                   VICE PRESIDENT

Dated:  November 19, 1997

                                      SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /S/ RONALD D. KIRSTIEN
                                            ------------------------------
                                                   Ronald D. Kirstien


Dated:  November 19, 1997


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /S/ HARVEY ROTHSTEIN
                                            ------------------------------
                                                   Harvey Rothstein

Dated:  November 19, 1997


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            CITICORP VENTURE CAPITAL, LTD.

                                            By:    /S/ BYRON L. KNIEF
                                               ------------------------------
                                                      Byron L. Knief
                                                   SENIOR VICE PRESIDENT


Dated:  November 19, 1997

EXHIBIT INDEX
Exhibit No.                                           Page

(a)(1)   --Commitment Letter, dated as of
           October 17, 1997, from Global Alliance
           Finance Company, L.L.C.

(b)(1)   --Opinion of Equitable Securities              Included as Annex B to
           Corporation dated November 6, 1997.          the preliminary Proxy
                                                        Statement, attached
                                                        hereto as Exhibit (d)(3)

(b)(2)   --Valuation materials prepared for DavCo
           Restaurants, Inc. by Equitable Securities
           Corporation dated October 1997.

(c)(1)   --Amended and Restated Agreement and Plan      Included as Annex A to
           of Merger, dated as October 21, 1997, by     the preliminary Proxy
           and among DavCo Acquisition Holding Inc.,    Statement, attached
           a Delaware corporation("DAC"), DavCo Merger hereto as Exhibit (d)(3) Sub Inc., a Delaware corporation and a wholly-owned subsidiary of DAC, and DavCo
           Restaurants, Inc.

(d)(1)   --Preliminary copy of Letter to
           Stockholders.

(d)(2)   --Preliminary copy of Notice of Special
           Meeting of Stockholders.

(d)(3)   --Preliminary Proxy Statement.

(d)(4)   --Form of Proxy.

(d)(5)   --Press Release by DavCo Restaurants,
           Inc., dated as of October 22, 1997.

(e)      --Section 262 of the Delaware General          Included as Annex C to
           Corporation Law, as amended.                 the preliminary Proxy
                                                        Statement, attached
                                                        hereto as Exhibit (d)(3)